Filed Pursuant to Rule 424(b)(3)

Registration No. 333-133370

PROSPECTUS

27,233,176 Shares

Oscient Pharmaceuticals Corporation

Common Stock

This prospectus relates to the disposition from time to time of up to 18,035,216 shares of our outstanding common stock, and up to 9,197,960 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named in this prospectus.

The prices at which such stockholders may dispose of their shares will be determined by the selling stockholders or their transferees. We will not receive any of the proceeds from the sale of the shares.

The common stock is traded on the Nasdaq National Market under the symbol “OSCI.” On April 28, 2006, the reported closing price of the common stock was $1.78 per share.

An investment in the shares offered hereby involves a high degree of risk. See  “Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2006.

THE COMPANY

We are a commercial-stage biopharmaceutical company committed to the clinical development and commercialization of new therapeutics to serve unmet medical needs. We currently promote two products in the United States. Our lead product is the fluoroquinolone antibiotic FACTIVE® (gemifloxacin mesylate), approved in the U.S. for the treatment of community-acquired pneumonia of mild to moderate severity (CAP) and acute bacterial exacerbations of chronic bronchitis (AECB). Our second promoted product is TESTIM gel, which we co-promote with Auxilium Pharmaceuticals, Inc. TESTIM is a topical 1% testosterone gel indicated for the treatment of male hypogonadism. Additionally, we are developing a novel antibiotic called Ramoplanin for the treatment of Clostridium difficile-associated disease. We plan to initiate two Phase III trials for Ramoplanin in 2006 under a Special Protocol Assessment granted by the US Food and Drug Administration (FDA).

We were incorporated in the Commonwealth of Massachusetts, and our principal executive offices are located at 1000 Winter Street, Suite 2200, Waltham, Massachusetts and our phone number is (781) 398-2300.

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following risk factors and the risk factors listed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which we incorporate by reference herein, should be considered carefully before you decide to buy our common stock. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering

Our stock price is highly volatile.

The market price of our stock has been and is likely to continue to be highly volatile due to the risks and uncertainties described in this section of the report, as well as other factors, including:

•	our ability to successfully commercialize FACTIVE tablets and TESTIM;

•	the revenues that we may derive from the sale of FACTIVE tablets and TESTIM, as compared to analyst estimates;

•	the results of our clinical trials for Ramoplanin and additional indications for FACTIVE and the pace of our progress in those clinical trials;

•	our ability to license or develop other compounds for clinical development;

•	the timing of the achievement of our development milestones and other payments under our strategic alliance agreements;

•	termination of, or an adverse development in, our strategic alliances;

•	conditions and publicity regarding the biopharmaceutical industry generally;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	sales of shares of our common stock in the public market; and

•	comments by securities analysts, or our failure to meet market expectations.

Over the two-year period ending April 28, 2006 the closing price of our common stock as reported on the Nasdaq National Market ranged from a high of $6.44 to a low of $1.60. The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management’s attention and resources. These broad market fluctuations may adversely affect the price of our securities, regardless of our operating performance.

We are contractually obligated to issue shares in the future, diluting your interest in us.

As of December 31, 2005, there were approximately 8,861,971 shares of common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $4.06 per share, 3,138,265 shares of common stock issuable upon exercise of warrants, at a weighted average exercise price of $3.58 per share and 26,687,695 shares of common stock issuable upon conversion of $177,258,887 of our convertible notes, at a conversion rate of approximately $6.642 per share. An additional 1,950,257 shares of common stock are reserved for issuance under our stock option plans as of December 31, 2005. In a private placement on April 11, 2006, we issued additional warrants to purchase 9,197,960 shares of common stock at an exercise price of $2.22. Moreover, we expect to issue additional options to purchase shares of our common stock to compensate employees, consultants and directors, and may issue additional shares to raise capital to acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the securities being sold in this offering.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the documents incorporated in this prospectus by reference related to future operating losses and our potential for profitability, the sufficiency of our cash resources, future revenues and sales of FACTIVE® and TESTIM®, our discount and rebate programs for FACTIVE, gross margin in future periods, our ability to obtain approval from the FDA for a five-day course of therapy for CAP, our discussions with the FDA regarding its rejection of our ABS filing, our ability to secure a long term source of bulk drug supply for Ramoplanin as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements represent, among other things, the expectations, beliefs, plans and objectives of management and/or assumptions underlying or judgments concerning the future financial performance and other matters discussed in this document. The words “may,” “will,” “should,” “plan,” “believe,” “estimate,” “intend,” “anticipate,” “project,” and “expect” and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve certain risks, estimates, assumptions, and uncertainties with respect to future revenues, cash flows, expenses and the cost of capital, among other things.

Some of the important risk factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are listed above. We encourage you to read these risks carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus. These statements, like all statements herein, speak only as of the date they are made (unless another date is indicated) and we undertake no obligation to update or revise these statements.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered hereby will be received by the selling stockholders or their transferees. We will not receive any proceeds from the disposition of the securities by the selling stockholders or their transferees. We will receive approximately $20,419,471 if the warrants issued to the selling stockholders are exercised in full and the purchase price is paid in cash. Proceeds of such exercise, if any, will be used for general corporate purposes.

SELLING STOCKHOLDERS

On April 11, 2006, we issued 18,035,216 shares of common stock and warrants to purchase an additional 9,017,608 shares of common stock in a private placement to certain stockholders and we issued warrants to purchase 180,352 shares of common stock to the placement agents, as set forth below. Pursuant to Purchase Agreements related to such private placement, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued, and which we will issue upon exercise of warrants, pursuant to such Purchase Agreements and to keep the registration statement effective until the earlier of (i) such time as all of such shares registered hereunder have been sold pursuant to the registration statement of which this prospectus is a part, (ii) the date on which such shares registered hereunder may be resold by stockholders that are not affiliates of the Company without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (iii) such time as all such shares registered hereunder have been sold. None of the selling stockholders have any position, office or material relationship with the Company.

The following table sets forth: (1) the name of each of the selling stockholders; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; (4) the number of shares of our common stock owned upon completion of this offering, and (5) the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering.

Name	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering	Percentage of Common Stock Owned Upon Completion of this Offering
Abingworth Bioequities Master Fund Ltd.	2,110,104	(1)	1,360,104	750,000	*
Abingworth Bioventures III A L.P.	975,387	(2)	975,387	0	*
Abingworth Bioventures III B L.P.	595,410	(3)	595,410	0	*
Abingworth Bioventures III C L.P.	356,658	(4)	356,658	0	*
Abingworth Bioventures III Executives L.P.	15,546	(5)	15,546	0	*
Abingworth Bioventures IV Executives L.P.	16,663	(6)	11,562	5,101	*
Abingworth Bioventures IV L.P.	1,943,438	(7)	1,348,539	594,899	*
Alexandra Global Master Fund Ltd.	3,249,184	(8)	388,599	2,860,585	2.99%
Amaranth Global Equities Master Fund Limited†	187,000	(9)	112,500	74,500	*
Amaranth LLC†	1,683,000	(10)	1,012,500	670,500	*
Anvil Investment Associates, L.P.	730,900	(11)	450,000	280,900	*
Ashford Capital Partners, L.P.	2,300,000	(12)	900,000	1,400,000	1.46%
Caduceus Capital II, L.P.	2,050,000	(13)	1,050,000	1,000,000	1.04%
Caduceus Capital Master Fund Limited	3,255,000	(14)	1,455,000	1,800,000	1.87%
Capital Ventures International†	1,554,402	(15)	1,554,402	0	*
Cypress Growth Fund III, LP	777,201	(16)	777,201	0	*
Domain Public Equity Partners L.P.	3,148,247	(17)	1,554,402	1,593,845	1.66%
Enable Growth Partners LP†	816,063	(18)	816,063	0	*
Enable Opportunity Partners LP†	116,580	(19)	116,580	0	*
Hank & Co.	1,207,500	(20)	600,000	607,500	*
HFR SHC Aggressive Master Trust	500,300	(21)	225,000	275,300	*
Highbridge International LLC	4,874,159	(22)	3,886,008	988,151	1.02%

Name	Common Stock Owned Prior to the Offering		Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering	Percentage of Common Stock Owned Upon Completion of this Offering
Hudson Bay Fund LP†	582,900	(23)	582,900	0	*
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	38,781	(24)	38,781	0	*
Iroquois Master Fund, Ltd.	1,165,803	(25)	1,165,803	0	*
JMP Securities LLC‡	117,229	(26)	117,229	0	*
Kamunting Street Master Fund, Ltd.	971,502	(27)	971,502	0	*
Linerbrook & Co.	1,225,000	(28)	300,000	925,000	*
Nite Capital LP	388,599	(29)	388,599	0	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund	2,487	(30)	2,487	0	*
Pierce Diversified Strategy Master Fund LLC†	233,160	(31)	233,160	0	*
Portside Growth and Opportunity Fund†	777,201	(32)	777,201	0	*
PW Eucalyptus Fund, Ltd.	281,000	(33)	120,000	161,000	*
Quattro Fund Ltd.	694,740	(34)	694,740	0	*
Quattro Multi Strategy Master Fund LP	41,190	(35)	41,190	0	*
STI Strategic Investments, Ltd.	375,000	(36)	375,000	0	*
Thomas Weisel Partners LLC‡	63,123	(37)	63,123	0	*
UBS Eucalyptus Fund, L.L.C.	2,550,000	(38)	1,050,000	1,500,000	1.56%
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited	750,000	(39)	750,000	0	*

*	Less than 1%
‡	The selling stockholder has identified itself as a registered broker-dealer and may therefore be deemed to be an “underwriter” within the meaning of the Securities Act with respect to the securities being offered by it.
†	The selling stockholder has identified itself as an affiliate of a registered broker-dealer. The selling stockholder has represented to us that it purchased the shares in the ordinary course of its business and for its own account and, at the time of purchase, with no intention of distributing any of such shares or any arrangement or understanding with any other persons regarding the distribution of such shares.
(1)	Includes 453,368 shares issuable upon exercise of warrants and 906,736 shares of common stock issued on April 11, 2006.
(2)	Includes 325,129 shares issuable upon exercise of warrants and 650,258 shares of common stock issued on April 11, 2006.
(3)	Includes 198,470 shares issuable upon exercise of warrants and 396,940 shares of common stock issued on April 11, 2006.
(4)	Includes 118,886 shares issuable upon exercise of warrants and 237,772 shares of common stock issued on April 11, 2006.
(5)	Includes 5,182 shares issuable upon exercise of warrants and 10,364 shares of common stock issued on April 11, 2006.
(6)	Includes 3,854 shares issuable upon exercise of warrants and 7,708 shares of common stock issued on April 11, 2006.
(7)	Includes 449,513 shares issuable upon exercise of warrants and 899,026 shares of common stock issued on April 11, 2006.

(8)	Includes 129,533 shares issuable upon exercise of warrants and 259,066 shares of common stock issued on April 11, 2006.
(9)	Includes 37,500 shares issuable upon exercise of warrants and 75,000 shares of common stock issued on April 11, 2006.
(10)	Includes 337,500 shares issuable upon exercise of warrants and 675,000 shares of common stock issued on April 11, 2006.
(11)	Includes 150,000 shares issuable upon exercise of warrants and 300,000 shares of common stock issued on April 11, 2006.
(12)	Includes 300,000 shares issuable upon exercise of warrants and 600,000 shares of common stock issued on April 11, 2006.
(13)	Includes 350,000 shares issuable upon exercise of warrants and 700,000 shares of common stock issued on April 11, 2006.
(14)	Includes 485,000 shares issuable upon exercise of warrants and 970,000 shares of common stock issued on April 11, 2006.
(15)	Includes 518,134 shares issuable upon exercise of warrants and 1,036,268 shares of common stock issued on April 11, 2006. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed beneficial owner of these shares.
(16)	Includes 259,067 shares issuable upon exercise of warrants and 518,134 shares of common stock issued on April 11, 2006.
(17)	Includes 518,134 shares issuable upon exercise of warrants and 1,036,268 shares of common stock issued on April 11, 2006.
(18)	Includes 272,021 shares issuable upon exercise of warrants and 544,042 shares of common stock issued on April 11, 2006.
(19)	Includes 38,860 shares issuable upon exercise of warrants and 77,720 shares of common stock issued on April 11, 2006.
(20)	Includes 200,000 shares issuable upon exercise of warrants and 400,000 shares of common stock issued on April 11, 2006.
(21)	Includes 75,000 shares issuable upon exercise of warrants and 150,000 shares of common stock issued on April 11, 2006.
(22)	Includes 1,295,336 shares issuable upon exercise of warrants and 2,590,670 shares of common stock issued on April 11, 2006.
(23)	Includes 194,300 shares issuable upon exercise of warrants and 388,600 shares of common stock issued on April 11, 2006.
(24)	Includes 12,927 shares issuable upon exercise of warrants and 25,854 shares of common stock issued on April 11, 2006.
(25)	Includes 388,601 shares issuable upon exercise of warrants and 777,202 shares of common stock issued on April 11, 2006.
(26)	Comprised solely of 117,229 shares issuable upon exercise of warrants received as partial compensation for acting as placement agent in the private placement on April 11, 2006. Investment and voting decisions with respect to the securities owned by the selling stockholder are made by a committee comprised of Craig R. Johnson, Carter D. Mack, Gerald L. Tuttle, Jr. and Mark Lehmann.
(27)	Includes 323,834 shares issuable upon exercise of warrants and 647,668 shares of common stock issued on April 11, 2006.
(28)	Includes 100,000 shares issuable upon exercise of warrants and 200,000 shares of common stock issued on April 11, 2006.
(29)	Includes 129,533 shares issuable upon exercise of warrants and 259,066 shares of common stock issued on April 11, 2006.

(30)	Includes 829 shares issuable upon exercise of warrants and 1,658 shares of common stock issued on April 11, 2006.
(31)	Includes 77,720 shares issuable upon exercise of warrants and 155,440 shares of common stock issued on April 11, 2006.
(32)	Includes 259,067 shares issuable upon exercise of warrants and 518,134 shares of common stock issued on April 11, 2006.
(33)	Includes 40,000 shares issuable upon exercise of warrants and 80,000 shares of common stock issued on April 11, 2006.
(34)	Includes 231,580 shares issuable upon exercise of warrants and 463,160 shares of common stock issued on April 11, 2006.
(35)	Includes 13,730 shares issuable upon exercise of warrants and 27,460 shares of common stock issued on April 11, 2006.
(36)	Includes 125,000 shares issuable upon exercise of warrants and 250,000 shares of common stock issued on April 11, 2006.
(37)	Comprised solely of 63,123 shares issuable upon exercise of warrants received as partial compensation for acting as placement agent in the private placement on April 11, 2006.
(38)	Includes 350,000 shares issuable upon exercise of warrants and 700,000 shares of common stock issued on April 11, 2006.
(39)	Includes 250,000 shares issuable upon exercise of warrants and 500,000 shares of common stock issued on April 11, 2006.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, whether on an exchange or otherwise, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their shares from time to time under a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as applicable law may require, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus subject to filing any supplement to this prospectus or post-effective amendment to the registration statement required by applicable law.

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market, which may limit the timing of purchases and sales of any of the shares by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares of common stock.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

We have agreed to indemnify the selling stockholders in certain circumstances against some liabilities, including liabilities that could arise under the Securities Act. The selling stockholders have agreed to indemnify us, our directors and our officers who sign the registration statement against some liabilities in certain circumstances, including liabilities that could arise under the Securities Act.

Pursuant to Purchase Agreements between the selling stockholders and us, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued, and which we will issue upon exercise of warrants, pursuant to such Purchase Agreements and to keep the registration statement effective until the earlier of (i) such time as all of such shares registered hereunder have been sold pursuant to the registration statement of which this prospectus is a part, (ii) the date on which such shares registered hereunder may be resold by stockholders that are not affiliates of the Company without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (iii) such time as all such shares registered hereunder have been sold. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain legal matters related to the shares offered by this prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-3 (the “registration statement”) filed by us with the Securities and Exchange Commission (the “Commission”) under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to us and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission’s web site described below.

Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or portions of documents filed by us (File No. 0-10824) with the Commission are incorporated herein by reference:

(a	)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 10, 2006.

(b	)	Our Current Report on Form 8-K as filed on January 10, 2006.

(c	)	Our Current Report on Form 8-K as filed on January 23, 2006.

(d	)	Our Current Report on Form 8-K as filed on February 7, 2006.

(e	)	Our Current Report on Form 8-K as filed on February 8, 2006

(f	)	Our Current Report on Form 8-K as filed on March 8, 2006

(g	)	Our Current Report on Form 8-K as filed on April 5, 2006.

(h	)	Our Current Report on Form 8-K as filed on April 12, 2006.

(i	)	The description of our common stock contained in our registration statement on Form 10/A filed with the Commission on January 9, 1996 under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to:

Oscient Pharmaceuticals Corporation

1000 Winter Street, Suite 2200

Waltham, MA 02451

Attn: Investor Relations

(781) 398-2300.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Commission. You can read our Commission filings, including the registration statement, over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facilities at 100 F Street, N.W., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of public reference facilities.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

Oscient Pharmaceuticals Corporation

27,233,176 Shares of

Common Stock

P  R  O  S  P  E  C  T  U  S

May 1, 2006